UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date:	June 2, 2005	By:	/s/ Alexander V. Izosimov
		Name:	Alexander V. Izosimov
		Title:	Chief Executive Officer and General Director

OJSC <VimpelCom> 8 Marta str., 10, bldg. 14, 127083, Moscow, Russia	Phone +7 (095) 725 0700	Fax +7 (095) 721 0017

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES FIRST QUARTER 2005

FINANCIAL AND OPERATING RESULTS

— 55% YEAR-ON-YEAR INCREASE IN TOTAL OPERATING REVENUES —

— 52% YEAR-ON-YEAR INCREASE IN OIBDA —

— APPROXIMATELY 33.2 MILLION SUBSCRIBERS AS OF TODAY

INCLUDING 1.3 MILLION SUBSCRIBERS IN KAZAKHSTAN —

Moscow and New York (June 2, 2005) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of wireless telecommunications services in Russia and Kazakhstan, today announced its financial and operating results for the first quarter ended March 31, 2005. During the first quarter of 2005 the Company reported continued growth in new subscribers and improved financial results. VimpelCom’s condensed consolidated financial statements are attached.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “The first quarter results were in line with our expectations. In a very competitive market we added more than 4 million subscribers during the quarter and improved all key financial parameters both on a year-on-year and quarter-on-quarter basis. Our margins rebounded strongly after a drop in the fourth quarter of 2004. We were able to achieve these results by successfully following our development strategy with a balanced approach to growth and profitability.”

The principal results of operations with comments are presented in the following tables. All definitions are presented in Attachment A. The condensed consolidated financial statements of VimpelCom are presented in Attachment B. Reconciliation of each of OIBDA, OIBDA margin, ARPU and SAC to the most directly comparable U.S. GAAP financial measures appear in Attachment C.

The financial results discussed in this press release reflect the impact of the Company’s restatement of its historical financial statements for periods ending on or prior to December 31, 2003, as specified in VimpelCom’s 2004 Annual Form 20-F Report. The restatements reflect the changes in lease accounting announced by other public companies in January and February of 2005 and guidance provided by the U.S. Securities and Exchange Commission in a letter to the accounting industry in February 2005. The 2004 quarterly data have also been restated when compared to the unaudited quarterly amounts previously published. In addition, the Company made a reclassification of certain revenue generated by value added services (VAS) which are now accounted on a net basis. The earlier reported revenues and related figures, including those of the first quarter of 2004 which are incorporated in this press release, were recalculated. Effective January 1, 2005, the Company changed the estimated remaining useful life of GSM telecommunications licenses (held by VimpelCom and its subsidiaries) from the initial expiration dates of the licenses, which vary from August 2006 to November 2012, to December 31, 2012. This change in estimate was made primarily in light of the current regulatory set-up in Russia with respect to the renewal of licenses under the new Law on Communications and management’s review of the expected useful life of assets to which the licenses relate.

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VimpelCom Announces First Quarter 2005 Financial And Operating Results

Key Subscriber Statistics

	As of March 31, 2005		As of March 31, 2004		Change Y-on-Y (%)	As of Dec. 31, 2004	Change Q-on-Q (%)
Moscow license area	8,117,900		6,042,300		34.4%	7,476,900	8.6%
Contract	905,700	a)	826,800		9.5%	883,400	2.5%
Prepaid	7,212,200		5,215,500		38.3%	6,593,500	9.4%
Regions	21,499,700		7,329,200		193.3%	18,247,700	17.8%
Contract	1,621,900	b)	995,900		62.9%	1,552,900	4.4%
Prepaid	19,877,800		6,333,300		213.9%	16,694,800	19.1%
Kazakhstan	1,130,700		n/	a	—	858,700	31.7%
Contract	1,015,200		n/	a	—	748,200	35.7%
Prepaid	115,500		n/	a	—	110,500	4.5%
Total	30,748,400		13,371,500		130.0%	26,583,300	15.7%
Churn (quarterly)	5.9%		8.6%		—	5.7%	—

a)	Including approximately 99% of postpaid (credit) and 1% of advance payment subscribers.
b)	Including approximately 14% of postpaid (credit) and 86% of advance payment subscribers.

Based on independent research, VimpelCom estimates its market share in Russia at 34.6% at the end of the first quarter of 2005, compared to an estimated 32.0% at the end of the first quarter of 2004. VimpelCom’s market share in the Moscow license area was 43.6% at the end of the first quarter of 2005, compared to the Company’s estimated market share of 48.4% at the end of the first quarter of 2004.

Churn rate for the first quarter of 2005 was 5.9% which is significantly lower than 8.6% reported for the same period a year ago. The improvement was primarily due to strong acceleration in subscriber growth and implementation of effective churn-reducing activities. As the Russian marketplace continues to mature and the Company shifts its focus from customer acquisition to customer retention, churn management remains one of VimpelCom’s priority tasks.

Key Consolidated Financial and Operating Indicators

	Three months ended
	March 31, 2005	March 31, 2004*)	Change (%)
Total operating revenues (US$,000)	640,636	413,772	54.8%
OIBDA (US$,000)	306,107	202,025	51.5%
OIBDA margin	47.8%	48.8%	—
Gross margin (US$,000)	531,690	342,141	55.4%
Gross margin percentage	83.0%	82.7%
Net income (US$,000)	109,664	75,602	45.1%
Net income per share (US$)	2.14	1.88
Net income per ADS (US$)	0.54	0.47 **)
ARPU (US$)	7.3	10.9	-33.0%
MOU (min)	86.9	91.4	-4.9%
SAC (US$)	14.3	16.8	-14.9%

*)	Numbers restated in accordance with newly adopted by the Company accounting practice as specified in VimpelCom’s 2004 Annual Form 20-F Report.
**)	On November 22, 2004, we changed the ratio of our ADSs traded on The New York Stock Exchange from four ADSs for three common shares to four ADSs for one common share. VimpelCom ADS holders as of record date at the close of business on November 19, 2004 received two additional ADSs for every ADS held. There were no changes to VimpelCom’s underlying common shares. All ADS information presented herein reflects the change in the ratio.

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VimpelCom Announces First Quarter 2005 Financial And Operating Results

Significant improvements in VimpelCom’s financial and operating results in the first quarter of 2005, as compared with the first quarter of 2004, were achieved largely as a result of rapid subscriber growth combined with the effects of economies of scale, efficient cost control and lower acquisition costs per subscriber in the regions outside of Moscow. The first quarter 2005 results were impacted by the following factors: usual seasonal effects - reduced roaming revenue and reduced minutes of use – as well as by the deferred effect of the Christmas and New Year promotion campaign launched in the fourth quarter of 2004. Nonetheless, total operating revenues in the first quarter of 2005 grew by 2.5% as compared with the fourth quarter of 2004 when this figure was $624.9 million after the VAS revenue reclassification. OIBDA margin in the first quarter of 2005 returned to its previously indicated target corridor.

SAC in the first quarter of 2005 was $14.3, a decrease of 14.9% as compared with $16.8 reported for the same period a year ago. An increase in SAC as compared to the fourth quarter of 2004 was caused primarily by the following factors: (i) higher advertising expense per one gross sale in the first quarter of 2005; and (ii) structure of the dealer commission which resulted in a higher expense for additional revenue generated by subscribers activated in the prior year. See also a SAC reconciliation table in Attachment C.

Selling, general and administrative expenses (“SG&A”) for the first quarter of 2005, as a percentage of total operating revenues, improved to 34.9%, as compared with the 37.0% reported for the fourth quarter of 2004. However, SG&A for the first quarter of 2005 was higher than the figure of 33.4% reported for the first quarter of 2004. This was due to substantially higher numbers of new subscribers added in the first quarter of 2005 as compared with the same period a year ago.

Depreciation and amortization expenses in the first quarter of 2005 were 76.0% higher than for the same period a year ago, which is in line with the growth of our investment in the network development. The changes in the estimated remaining useful life of GSM telecommunications licenses described above resulted in a decrease of amortization expenses for the first quarter of 2005 by approximately US$19.6 million.

The Company’s MOU in the first quarter of 2005 was 86.9 minutes, a decline of approximately 4.9% compared to 91.4 minutes recorded in the first quarter of 2004. As compared with 97.3 minutes recorded for the fourth quarter of 2004, MOU declined by approximately 10.7%, primarily due to seasonal effects.

ARPU for the first quarter of 2005 was approximately $7.3, a 33.0% decrease from the $10.9 reported for the first quarter of 2004 and an 18.9% decrease from the $9.0 reported for the fourth quarter of 2004. The decline in ARPU was primarily due to seasonal effects described above, which are most pronounced in the first quarter, and due to a growing proportion of regional subscribers who generate lower ARPU than Moscow subscribers. In addition, the decline in ARPU as compared to the fourth quarter of 2004 was caused by the deferred effect of the Christmas and New Year promotion campaign launched in the fourth quarter of 2004 and an effective decline in average price per minute.

In the first quarter of 2005, VimpelCom invested approximately $287.6 million for the purchase of property and equipment and $8.0 million for the acquisition of the remaining minority interest in its subsidiary Dal Telecom International.

The Company’s management will discuss its first quarter 2005 results during a conference call and slide presentation on June 2, 2005 at 6:30 pm Moscow time (10:30 am ET in New York). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay and the slide presentation webcast will be available through June 9, 2005 and July 4, 2005, respectively. The slide presentation will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

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VimpelCom Announces First Quarter 2005 Financial And Operating Results

VimpelCom is a leading international provider of telecommunications services, operating under the “Beeline” brand in Russia and Kazakhstan. In addition, VimpelCom is continuing to use “K-mobile” and “EXCESS” brands in Kazakhstan. The VimpelCom Group’s license portfolio covers approximately 94% of Russia’s population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg, as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s strategic and development plans and developments in the telecommunications market. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the wireless telecommunications industry, general political uncertainties in Russia and Kazakhstan and general economic developments in Russia and Kazakhstan, the Company’s ability to continue to grow its overall subscriber base, continued volatility in the world economy and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian and Kazakh telecommunications industry will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Ian Bailey/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(095) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com

- Definitions and tables are attached -

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Attachment A: Definitions

Subscriber is an authorized user of cellular services, using one SIM card (GSM) with one or several selective numbers or one handset (DAMPS) with one selective number. The number of subscribers includes employees using cellular services and excludes guest roamers and users of test SIM cards (GSM) or handsets (DAMPS).

Churn rate is defined as the total number of subscribers disconnected from our network within a given period of time expressed as a percentage of the midpoint of subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for 2 months and prepaid subscribers are disconnected 6 months after their services have been blocked. We typically block a prepaid subscriber’s service in two cases: (1) their balance drops to $0 or below, and (2) an account shows no chargeable activity within 6 months. The Company retains the right to change its disconnect policy to reflect changes in business or regulatory environment.

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation and amortization. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

OIBDA margin is OIBDA expressed as a percentage of total operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of total operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

Gross margin is defined as total operating revenues less service costs and cost of handsets and accessories sold.

Gross margin percentage is gross margin expressed as a percentage of total operating revenues.

Each ADS represents 0.25 of one share of common stock. This ratio was established effective November 22, 2004. Previously each ADS represented 0.75 of one share of common stock.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated for each month in the relevant period by dividing the Company’s service revenue during that month, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s subscribers during the month. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

SAC (Average Acquisition Cost Per User), a non-U.S. GAAP financial measure, is calculated as dealers’ commissions, advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added during the relevant period. Reconciliation of SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that SAC provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that SAC assists management in quantifying the incremental costs to acquire a new subscriber. SAC should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP.

Attachment B: VimpelCom financial statements and pertinent reconciliation tables

Open Joint Stock Company “Vimpel-Communications”

Condensed Consolidated Statements of Income

	Three months ended March 31,
	2005		2004 (as restated)
	Unaudited
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues	US$	631,581	US$	403,487
Connection fees		160		185
Sales of handsets and accessories		7,967		9,080
Other revenues		928		1,020

Total operating revenues		640,636		413,772

Operating expenses:
Service costs		101,903		63,461
Cost of handsets and accessories sold (exclusive depreciation and amortization shown separately below)		7,043		8,170
Selling, general and administrative expenses		223,523		138,013
Depreciation and amortization		119,963		68,169
Provision for doubtful accounts		2,060		2,103

Total operating expenses		454,492		279,916

Operating income		186,144		133,856

Other income and expenses:
Other income		6,195		354
Other expense		(4,240)		(403)
Interest income		2,342		1,501
Interest expense		(36,917)		(13,856)
Net foreign exchange loss		(2,336)		1,671

Total other income and expenses		(34,956)		(10,733)

Income before income taxes and minority interest		151,188		123,123
Provision for income taxes		41,345		36,294
Minority interest in net earnings of subsidiaries		179		11,227

Net income	US$	109,664	US$	75,602

Net income per common share	US$	2.14	US$	1.88

Net income per ADS equivalent	US$	0.54	US$	0.47

Weighted average common shares outstanding (thousands)		51,130		40,172

Open Joint Stock Company “Vimpel-Communications”

Condensed Consolidated Balance Sheets

	March 31, 2005		December 31, 2004
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	US$	451,088	US$	305,857
Accounts receivable		106,429		119,566
Other current assets		435,652		371,999

Total current assets		993,169		797,422

Non-current assets
Property and equipment, net		2,472,615		2,314,405
Telecommunication licenses and allocation of frequencies, net		732,835		757,506
Goodwill		366,691		368,204
Other intangible assets, net		204,007		212,595
Other assets		381,466		330,109

Total non-current assets		4,157,614		3,982,819

Total assets	US$	5,150,783		4,780,241

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	US$	326,688		345,187
Due to related parties		5,166		7,290
Customer advances and deposits		241,166		278,170
Deferred revenue		1,696		1,893
Bank loans, current portion		118,073		115,111
Capital lease obligations, current portion		4,095		2,851
Equipment financing obligations, current portion		68,157		71,577
Accrued liabilities		130,396		103 246

Total current liabilities		895,437		925 325

Deferred income taxes		292,368		296,967
Bank loans, less current portion		1,532,692		1,240,199
Capital lease obligations, less current portion		3,979		5,004
Accrued liabilities		7,588		6,837
Ruble denominated bonds payable		107,814		108,113
Equipment financing obligations, less current portion		28,981		38,283
Advances received		20,000		—

Minority interest		673		2,380

Shareholders’ equity		2,261,251		2,157,133

Total liabilities and shareholders’ equity	US$	5,150,783	US$	4,780,241

Open Joint Stock Company “Vimpel-Communications”

Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2005		2004
	(In thousands of US dollars)
Net cash provided by operating activities	US$	215,210	US$	116,669

Proceeds from bank and other loans		300,000		7,189
Payments of fees in respect of debt issue		(9,888)		—
Repayment of bank and other loans		(4,219)		(10,587)
Repayment of equipment financing obligations		(14,596)		(14,265)
Repayment of capital lease obligations		—		(131)

Net cash provided by (used in) financing activities		271,297		(17,794)

Purchase of property and equipment		(285,047)		(107,536)
Purchase of minority interest in DTI		(8,021)		—
Purchase of intangible assets		(2,263)		(4,039)
Purchase of other assets		(65,561)		(13,550)
Proceeds from prepayment for sale of minority interest in consolidated subsidiary		20,000		—

Net cash used in investing activities		(340,892)		(125,125)

Effect of exchange rate changes on cash and cash equivalents		(384)		(809)

Net increase (decrease) in cash		145,231		(27,059)
Cash and cash equivalents at beginning of period		305,857		157,611

Cash and cash equivalents at end of period	US$	451,088	US$	130,552

Supplemental cash flow information

Non-cash activities:
Equipment acquired under financing and capital lease agreements	US$	6,599	US$	1,659
Accounts payable for equipment and other long-lived assets		151,198		66,505
Accrued debt and equity offering costs				236

Attachment C. Reconciliation tables

Reconciliation of OIBDA to operating income (Unaudited)

(In thousands of US dollars)

	Three months ended
	Mar. 31 2005	Dec. 31 2004	Mar. 31 2004 (as restated)
OIBDA	306,107	284,339	202,025
Less: Depreciation	86,334	81,971	59,026
Less: Amortization	33,629	30,454	9,143

Operating income	186,144	171,914	133,856

Reconciliation of OIBDA margin to operating income as percentage of net operating revenues (Unaudited)

	Three months ended
	Mar. 31 2005	Dec. 31 2004	Mar. 31 2004 (as restated)
OIBDA margin	47.8%	45.5%	48.8%
Less: Depreciation as percentage of net operating revenues	(13.5)%	(13.1)%	(14.3)%
Less: Amortization as percentage of net operating revenues	(5.2)%	(4.9)%	(2.2)%

Operating income as percentage of net operating revenues	29.1%	27.5%	32.3%

Reconciliation of SAC to selling, general and

administrative expenses (Unaudited)

(In thousands of US dollars, except for SAC and

subscriber amounts)

	Three months ended
	Mar. 31, 2005	Dec. 31, 2004	Mar. 31, 2004
Selling, general and administrative expenses	223,523	231,064	138,013
Less: General and administrative expenses	139,672	141,025	87,865
Sales and marketing expenses, including	83,851	90,039	50,148
advertising & marketing expenses	20,217	21,649	13,245
dealers’ commission expense	63,634	68,390	36,903
New gross subscribers,’000	5,856	7,343	2,979
Subscriber Acquisition Cost (SAC) (US$)	14.3	12.3	16.8

Reconciliation of ARPU to service revenue and

connection fees (Unaudited)

(In thousands of US dollars, except for ARPU and

subscriber amounts)

	Three months ended
	Mar. 31, 2005	Dec. 31, 2004	Mar. 31, 2004
Service revenue and connection fees	631,741	612,720	403,672
Less: Connection fees	160	193	185
Less: Revenue from rent of fiber-optic channels	272	527	549
Service revenue used to calculate ARPU	631,309	612,000	402,938
Average number of subscribers,’000	28,783	22,764	12,318
Average revenue per subscriber per month (US$)	7.3	9.0	10.9